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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549




                               SCHEDULE 14D-9
                             (Amendment No. 52)


                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934


                              ITT CORPORATION

                         (Name of Subject Company)


                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)


                         Common Stock, no par value
        (including the associated Series A Participating Cumulative
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)




                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000



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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 65,000,000 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 4.   The Solicitation or Recommendation.

          The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

          Reference is made to the Company's soliciting materials, which are filed as Exhibits 128 and 129 hereto, respectively, and are incorporated herein by reference.


Item 8.   Additional Information to Be Furnished.

          On November 7, 1997, the Company announced that its Board of Directors has established a special committee of four independent directors to complete the auction process now underway for ITT. The Company also announced that it has informed Starwood that it will amend the Starwood Merger Agreement to eliminate all proposed ITT seats on the boards of directors of both Starwood and Starwood Trust. Also on November 7, 1997, in response to Starwood's increased offer, the Company announced that it believed the increased offer confirmed that continuing a competitive auction for the Company will result in stockholders receiving the highest value.

          Copies of the press releases are filed as Exhibits 130 and 131 hereto, respectively, and are incorporated herein by reference.



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Item 9.   Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:


128. Form of Mailgram mailed to stockholders of the Company.

129. Text of advertisement published by the Company on November 9 and November 10, 1997.

130.        Text of Press  Release  issued by the  Company  dated
            November 7, 1997.

131.        Text of Press  Release  issued by the  Company  dated
            November 7, 1997.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                            ITT CORPORATION


                            By   /s/ RICHARD S. WARD
                               ---------------------------
                               Name:  Richard S. Ward
                               Title: Executive Vice President,
                                      General Counsel and
                                      Corporate Secretary


Dated as of November 10, 1997

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                               EXHIBIT INDEX



Exhibit                          Description                   Page No.

(128)    Form of Mailgram mailed to stockholders of
         the Company........................................

(129)    Text of advertisement published by the
         Company on November 9 and November 10, 1997........

(130)    Text of Press Release issued by the Company
         dated November 7, 1997.............................

(131)    Text of Press Release issued by the Company
         dated November 7, 1997.............................